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EXECUTED COPY

RECD S.E.C.
FEB 2 8 2002
080

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR FEBRUARY 28, 2002

PROCESSED
MAR 11 2002
THOMSON FINANCIAL

Telefónica Móviles, S.A.
(Exact name of Registrant as specified in its charter)

Telefónica Mobile, Inc.
(Translation of Registrant's name into English)

Goya, 24
28001 Madrid, Spain 3491-423-4004
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X **FORM 40-F___**

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ **NO X**

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

TELEFÓNICA MÓVILES, S.A.

TABLE OF CONTENTS

ITEM		**Sequential Page Number**
1.	October-December 2001 Financial Results	3



Financial Results

OCTOBER - DECEMBER 2001

Telefónica

Móviles

TEM MC TEM NY TEM MC TE

Telefónica Móviles

TELEFÓNICA MÓVILES FINANCIAL RESULTS: JANUARY-DECEMBER 2001

KEY HIGHLIGHTS

- High quality earnings, as the growth achieved came against a backdrop of economic slowdown in the Group's main countries of operation and having booked in 2001 the impact of the Argentinean peso devaluation, which took place in year 2002, as well as other relevant extraordinary losses.

- Solid growth in the customer base and maintenance of a competitive position in all markets. Continued strong quarterly growth in net adds of managed customers, with an increase of 45.5% in the fourth quarter from the third.

- Acceleration in the growth of operating revenues, which for the full year advanced 13.6%, compared to a 12.7% year-over-year increase in the first nine months of 2001. If we strip out operating revenues from our subsidiaries in Mexico, fluctuations in exchange rates and the sums accrued by customers as "points" under the loyalty programs consolidated revenues would have been 14.2% higher than in the previous year.

- Significant improvement in operating efficiency, both in terms of costs and capex. Operating expenses as a percentage of revenues declined by 7.35 p.p., while consolidated capex[1] amounted to 20.1% of consolidated revenues, compared with 26.1% in 2000.

- Strong growth of EBITDA, with a 36.0% year-over-year increase, totaling €882.3 million in absolute terms, and 40.2% excluding the impact of exchange rates. The EBITDA margin reached 39.6%, an increase of 6.5 p.p. from 2000.

- Sharp growth in net income to €893.4 million, a year-over-year increase of 51.3%. Net income in 4Q 2001 was more than double the 2000 figure. Excluding the effect of non-recurrent extraordinary items, net of taxes, and the devaluation of the Argentinean peso, net income growth in 2001 would be 65.8%.

- Considerable growth in proportionate cash-flow generation[2], totaling €820 billion, versus the 119 MM€ figure of 2001.

---

[1] All capex figures refer to capex ex- licenses and capitalized costs

[2] Proportionate FCF = EBIT*(1-t) + Depreciation - Capex - Capitalized opex, all weighted by Telefónica Móviles' stakes in the different operators.

BASIS FOR THE PRESENTATION OF QUARTERLY RESULTS

The financial statements (Combined Pro-forma Financial Statements) and management discussions appearing in this report refer to the financial performance of Telefónica Móviles S.A. *considering that all affiliated companies as of the end of 2001 were already incorporated into* Telefónica Móviles Group as of 1 January 2000. The four Mexican companies, which were transferred to the Group in July 2001, have been fully consolidated from the third quarter of the year 2001.

The financial statements do not include the mobile operators of Chile and Puerto Rico managed by Telefónica Móviles and owned by the Telefónica Group.

There were significant changes in Telefónica Móviles' consolidation sphere in the fourth quarter of 2001:

- TCP's financial statements were adapted to those of the rest of the companies comprising the Telefónica Móviles Group. As from 1 January 2001, Telefónica Móviles' consolidated financial statements include those of TCP for the same period (January-December 2001). Previously, these were consolidated in accordance with TCP's fiscal year (October-September). This change does not give rise to any material difference in the consolidated financial statements.

  TCP's financial results for October-December 2000 were recorded in Telefónica Móviles' consolidated combined pro-forma profit and loss account for 2001 under extraordinary items.

- Terra Mobile, which until the third quarter of 2001 was consolidated by the equity method, was fully consolidated as of October 2001 after agreements to reorganize its global structure were reached. As a result of this, the shareholder structure has changed, with Telefónica Móviles S.A. now controlling 80% of Terra Mobile.

- IPSE 2000, fully consolidated in the first nine months of 2001, was consolidated by the equity method starting in the fourth quarter 2001 to give a more accurate reflection of Telefónica Móviles' role in the Company's decision-making process.

- Telefónica Móviles Intercontinental S.A. and Telefónica Móviles España, S.A., both fully owned subsidiaries of Telefónica Móviles, S.A., merged during the fourth quarter. However, this did not have a material impact on the Spanish operator's revenues or EBITDA.

For an easier understanding of Telefónica Móviles' financial statements, the economic stakes held by the Company in each of its subsidiaries, along with the consolidation method used in its consolidated accounts, are provided.

The percentages used in the process of consolidating the financial statements of Telefónica Móviles' subsidiaries correspond to the real economic stakes held in each period, except with respect to the cellular business in Argentina. For this subsidiary, the economic stake used is the same in both periods and corresponds to the shareholdings transferred to Telefónica Móviles in 2001.

Economic ownership

	2001	2000	Cosolidation method as of December 2001	Consolidation method as of December 2000
T. Moviles España	100.00%	100.00%	Full consolidation	Full consolidation
TeleSudeste Celular	82.02%	82.02%	Full consolidation	Full consolidation
Celular CRT	38.20%	36.66%	Full consolidation	Full consolidation
TeleLeste Celular	10.75%	10.75%	Equity method	Equity method
TCP Argentina	97.93%	97.93%	Full consolidation	Full consolidation
TEM Perú	97.97%	93.15%	Full consolidation	Full consolidation
Norcel	100.00%	-	Full consolidation	-
Bajacel	100.00%	-	Full consolidation	-
Movitel	90.00%	-	Full consolidation	-
Cedetel	100.00%	-	Full consolidation	-
TEM El Salvador	46.05%	44.22%	Full consolidation	Full consolidation
TEM Guatemala	51.00%	51.00%	Full consolidation	Full consolidation
Group 3G (Germany)	57.20%	57.20%	Full consolidation	Full consolidation (1)
IPSE 2000 (Italy)	45.59%	45.59%	Equity method (2)	Full consolidation (3)
3G Mobile (Austria)	*100.00%*	100.00%	*Full consolidation*	*Full consolidation* (3)
3G Mobile AG (Switzerland)	100.00%	-	Full consolidation	-
Medi Telecom	30.50%	30.50%	Equity method	Equity method
Terra Mobile	80.00%	51.00%	Full consolidation (4)	Equity method
M-Solutions	100.00%	100.00%	Full consolidation	Full consolidation
Mobipay España	13.33%	-	Equity method	-
Mobipay International	38.00%	-	Equity method	-

(1) The UMTS license was granted in August 2000 and in December 2000 there were no operations.
(2) Consolidated through the Full Consolidation method up to September 2000.
(3) The UMTS license was granted in November 2000 and in December 2000 there were no operations.
(4) Consolidated through the Equity method up to September 2001.

Telefónica Móviles

TELEFÓNICA MÓVILES RESULTS

Consolidated Combined Proforma Income Statement

Audited figures

In million Euros

	January - December 2001	January - December 2000	% Change	October - December (2) 2001	October - December (2) 2000	% Change
Operating revenues	8,411.1	7,401.2	13.6	2,242.6	1,925.9	16.4
EBITDA	3,333.7	2,451.4	36.0	804.4	584.3	37.7
Operating profit	2,075.5	1,411.9	47.0	491.8	287.2	71.2
Income before taxes	1,473.8	931.2	58.3	330.9	124.8	165.1
Net income before minority interests	845.0	611.2	38.2	197.5	94.0	110.3
Net income	893.4	590.6	51.3	223.2	103.5	115.7
Outstanding shares (million) (1)	4,289.1	4,064.0	5.5	4,289.1	4,064.0	5.5
Net income per share	0.21 €	0.15 €	43.3	0.05 €	0.03 €	104.4

(1) Number of shares at the end of the period, including the capital increases to transfer the Mexican operators, Norcel, Bajacel, and Cedetel from the third quarter of 2001, as well as the capital increase corresponding to Telefónica Móviles SA employees' stock options plan, reflected from the fourth quarter of 2001.

(2) The homogeneization of TCP's fiscal year to the rest of Group's subsidiaries does not generate significant variations in the financial statements if the fiscal year of the company would have be kept unchanged

In 2001 Telefónica Móviles obtained a combined pro-forma net income of €893.4 million, with a year-over-year growth of 51.3%, 13.7 p.p. higher than in the first nine months of the year. We would point out the high quality of net income, as the €302.7 million increase from 2000 includes large extraordinary non-recurrent losses and negative impact of the Argentine peso's devaluation. Stripping out these effects, net income would have increased by 65.8%.

Even more important was the Group's ability to generate proportionate cash flow, which for the year amounted to €820 billion.

These results must be analyzed taking into consideration the external factors surrounding the company in 2001, such as the economic slowdown in the countries where it has significant operations, the high penetration levels reached in mature markets like Spain, the Argentine crisis and the depreciation of Latin America's main currencies. Against this backdrop, Telefónica Móviles was able to sustain the pace of growth in operating and financial results, significantly improve the profitability of its business and strengthen its balance sheet, thereby proving its capacity to respond and adapt to new market conditions and underscoring its success in terms of controlling costs, capex optimization and achieving economies of scale.

Highlights of Telefónica Móviles' operating and financial performance in 2001 include:

- Operating revenues increased by 13.6% in the year, which shows an acceleration in the growth versus the year-over-year increase in the first nine months of 2001. If we strip out operating revenues from our subsidiaries in Mexico, fluctuations in exchange rates and the sums accrued by customers as "points" under the loyalty programs, consolidated revenues would have been 14.2% higher than in the previous year.

  The largest operating revenues in the year were registered in the fourth quarter, with 16.4% higher sales than in the same period of 2000.

  The performance of consolidated revenues is primarily explained by the higher revenues obtained by Telefónica Móviles España (+19.6%), which contributed with 68% of the Group total revenues, and by the effect of exchange rates, which translated into a 3.5 p.p. decline in the growth of consolidated revenues and primarily affected the Brazilian operators. Operating revenues from the Latin American operators rose 4.3% year-over-year, or 14.4% excluding the impact of exchange rates. Stripping out operating revenues from Telefónica Móviles' operators in Northern Mexico, operating revenues from Latin America in 2001 would have been up 3.6% year-over-year excluding exchange rates fluctuations.

Underpinning the growth of revenues were the 28.6% year-over-year increase in the customer bases of operators fully consolidated (+22.9% excluding the Mexican operators) and higher traffic carried by these operators –both in terms of minutes (+26.7%) and short messages (+178%)- which more than offset the decline in ARPUs (14.7% on average, in euros), which were also affected by the previously mentioned impact of exchange rates.

In line with the trend seen since the beginning of the year, net adds in the fourth quarter were higher than in preceding quarters, with a particularly large increase registered by Telefónica Móviles España (+52.9% vs. over 3Q01 and +35.2% vs. 4Q00). The Company's active customer base at the end of 2001, including all the operators in which Telefónica Móviles held stakes, was 28.0 million, with total net adds of 6.2 million for the whole of the year (4.98 million excluding the Mexican operators). Including the cellular customers of the Chilean and Puerto Rican wireless operators managed by Telefónica Móviles, the Company would have had 29.8 million active customers under management by the end of the year, 28.3% more than at the end of 2000.

- The cost-cutting programs carried out by the operators and the economies of scale achieved have positively impacted the performance of operating expenses, which rose a mere 1% year-over-year.

  Within operating expenses, we would like to highlight that the increase in personnel costs (+56.2% vs. 2000) is mostly due to the inclusion of employees from the new Mexican and European operators. Excluding these, the year-over-year increase in personnel costs would be 30.2%.

  The performance of operating expenses at Telefónica Móviles España was particularly remarkable, with a year-over-year decline for the full year of around 2% vs. a 19.6% increase in operative revenues.

  We would also draw attention to the fact that operating expenses in 2001 included costs in Telefónica Móviles' subsidiaries in Germany, Italy (except in 4Q), Austria and Switzerland, which in 2000 were insignificant.

- The profitability of the Group's operations improved considerably, with a significant advance in the EBITDA margin, to 39.6% compared with 33.1% in 2000. More noteworthy was the absolute growth in EBITDA, which underscores the Group's cash flow generation ability. EBITDA for the Group in 2001 was €3.33 billion, an increase of €882 million or 36% from 2000.

  The EBITDA margin in 4Q01 was 35.9%, 5.5 p.p. higher than in the same period of 2000. As we pointed out in the preceding quarter, the EBITDA margin in 4Q was lower than in 3Q due to seasonal factors affecting the third quarter of the year, as well as to the implementation of a centralized handset procurement model in Spain and the fact that commercial activity is generally highest in the third quarter.

  Telefónica Móviles España contributed with €2.816 billion to consolidated EBITDA, a year-over-year increase of 57.3%, with an EBITDA margin of 49.1%. Total EBITDA for the Latin American operators fully consolidated, in euros, decreased 1.9%, mostly due to the adverse impact of exchange rates. Assuming constant exchange rates for the Latin American currencies, EBITDA for these operators would be 12.8% higher than in 2000, and group EBITDA would have increased 40.2%. The inclusion of the Mexican operators in 2001 had a negligible impact on consolidated EBITDA. Start-up operations elsewhere in Europe contributed with a combined EBITDA loss of €90 million.

- Net income increased 51.3% versus 2000, 4.3 p.p. higher than the growth in EBIT, despite the sharp increase in non-operating results. Among the main non-operating items, we would highlight the increase in goodwill amortization (+82.6% vs. 2000) as a result of the inclusion from the second half of 2001 of the goodwill derived from the consolidation by the full integration method of the four Mexican operators and the full consolidation of Terra Mobile from the fourth quarter.

Net financial expenses increased 10.8% from 2000, due primarily to the negative impact of the Argentine's peso devaluation on these items, which amounted to €73.1 million. Stripping out this effect, net financial expenses would have decreased by 13.9%.

The total impact of the incorporation of Argentinean investments in the consolidated financial statements, as a result of the peso devaluation, reaches 296.9 MM€, of which 42.1 MM€ have been incorporated in the consolidated profit and loss account and 254.8 MM€ in "translation differences in consolidation". It should also be highlighted the conservative criteria used to measure this impact, using an exchange rate of 1US$=1,7 Argentinean pesos (1€ = 1.5149 Argentinean pesos), which stands at the maximum rate recommended by the ICAC for 2001.

In addition, the last available exchange rate before preparing the consolidated financial statements was 1€ = 1.8477 pesos (1US$ = 2.0735 pesos). These rates would show effects other than those already indicated in the consolidated profit and loss account (13.8 MM€) and in the " translation differences in consolidation " caption (62.0 MM€). These additional effects and those that could take place in the future would be included in 2002 consolidated financial statements

It should be noted that the measures adopted by the Argentine government and their repercussions on the Group's financial statements could cause, under certain circumstances, such equity and financial imbalances as: negative equity, the inability to cover short-term foreign debt payment obligations due to limitations on the convertibility of the peso, the need to accelerate payments on financing received, etc.

To the extent that the aforementioned circumstances have not occurred on the date these consolidated financial statements were prepared, because their future behavior is as yet uncertain, we have not been able to quantify their possible impact, if any, on the consolidated financial statements as of December 31, 2001. However, it should be noted that, as of December 31, 2001, Telefónica Móviles' exposure in Argentinean subsidiaries stood at 493.5 MM€, including both the attributable equity value in these investments and the intercompany financing.

Consolidated net financial debt at the end of 2001 was €9.01 billion. Proportionate net debt at the end of December was €6.875 billion, virtually unchanged from September 2001.

Also, it is worth noting the increase in net extraordinary expenses, due primarily to extraordinary provisions and to the write-down of assets made, as well as the inclusion of TCP's results for October-December 2000 (€41.4 million in losses) under extraordinary items in 2001, following the standardization of this operator's fiscal year with the rest of the Telefónica Móviles group.

- Operating efficiencies have borne fruit with an improved proportionate cash-flow generation. Thus, funds generated by operations[3], net of taxes, (NOPAT[4]+Depreciation & Amortization) exceeded capex[5] (€1.436 billion) and capitalized expenses[6] by more than €820 million in 2001.

  It should be highlighted that 22.2% of consolidated capex in 2001 was made by companies that did not make any investment in 2000, either because they did not belong to the Telefónica Móviles group (i.e. Mexican operators) or they corresponded to start-up companies (Europe) that did not operate in 2000. Excluding the investments made by these companies, as well as by other non significant operations, consolidated capex (excluding licenses) would have registered a 31.7% year-over-year decline.

  Apart from the absolute decline in capex, we would point out the higher efficiency of the investments. Capex in 2001 excluding the acquisition of licenses, amounted to 20.1% of the Group's consolidated operating revenues, a 5.9 p.p. decline from 2000, even bearing in mind that the operators in Germany, Austria, Italy and Switzerland did not register significant revenues in 2001.

  Capitalized expenses included the 3G-spectrum fee assigned to Telefónica Móviles España for the future operation of this technology (€163 million), and several operating capitalized costs (€12 million), start-up expenses (€131 million) and financial expenses (€393 million) in Germany, Italy, Austria and Switzerland. These amounts correspond to 100% of the operations in these countries. Capitalized expenses corresponding to TEM based on its shareholdings in each company amounted to €163 million in Spain, and €6 million, €83 million and €219 million, respectively in the European ventures.

Market Size

In thousands

	Total (1)			Managed (2)			Equity (3)		
	December		% Var.	December		% Var.	December		% Var.
	2001	2000		2001	2000		2001	2000	
Europe and Mediterranean Basin									
Subscribers	17,914	14,184	26.3%	17,914	14,184	26.3%	17,137	13,826	23.9%
Pops	225,700	68,668	228.7%	225,700	68,668	228.7%	146,247	48,744	200.0%
Latin America									
Subscribers	10,124	7,656	32.2%	11,881	9,030	31.6%	7,453	5,389	38.3%
Pops	146,606	123,214	19.0%	165,985	142,095	16.8%	112,662	89,874	25.4%
TOTAL									
Subscribers	28,038	21,840	28.4%	29,795	23,214	28.3%	24,591	19,215	28.0%
Pops	372,306	191,882	94.0%	391,685	210,764	85.8%	258,909	138,618	86.8%

(1) Includes total subscribers of all companies in which TEM holds economic interest. Excludes Chile and Puerto Rico. Northern Mexican figures are only included in year 2001
(2) Total subscribers plus the subscribers of managed companies in Chile and Puerto Rico. 2001 figures include Mexico.
(3) Total subscribers weighted by the economic interest held in each company. Excludes Chile and Puerto Rico. 2001 figures include Mexico.

[3] Proportionate figures.
[4] NOPAT = EBIT * (1-average tax rate)
[5] Proportionate capex. Figures refer to capex ex-licences and ex-capitalized costs
[6] Proportionate figures.

SIGNIFICANT EVENTS

The last quarter of the year had a number of significant events, among which we would highlight the following:

- On October 11 Telefónica Móviles carried out a capital increase aimed at covering the company's stock option program, which had already been approved by Telefónica Móviles' Annual General Shareholders Meeting. The capital increase entailed the issuance of 21,445,962 shares with a nominal value of €0.5 each, equivalent to 0.50% of the Company's share capital after the capital increase, raising the total number of outstanding shares to 4,289.1 million.

BUSINESS PERFORMANCE BY GEOGRAPHIC REGION

Results by geographic regions

Audited figures

In million Euros

	REVENUES						EBITDA					
	January - December		%	Oct - December		%	January - December		%	Oct - December		%
	2001	2000	Change	2001	2000	Change	2001	2000	Change	2001	2000	Change
Europe (1)	5,744.9	4,796.5	19.8%	1,527.6	1,209.6	26.3%	2,726.5	1,790.6	52.3%	685.6	447.1	53.3%
Latin America (2) (3)	2,686.0	2,574.1	4.3%	734.6	702.6	4.6%	683.9	697.2	-1.9%	158.5	165.5	-4.2%
Intragroup sales and Others	-19.9	30.6	c.s.	-19.6	13.6	c.s.	-76.6	-36.5	110.0%	-39.7	-28.3	40.5%
TOTAL	**8,411.1**	**7,401.2**	**13.6%**	**2,242.6**	**1,925.9**	**16.4%**	**3,333.7**	**2,451.4**	**36.0%**	**804.4**	**584.3**	**37.7%**

(1) In 2000 includes only figures from Telefonica Moviles Spain.

(2) 2001 figures include, from third quarter 2001, the northern Mexican operators.

(3) The homogeneization of TCP's fiscal year to the rest of Group's subsidiaries does not generate significant variations in the financial statements if the fiscal year of the company would have be kept unchanged

EUROPE AND MEDITERRANEAN BASIN

Europe and Mediterranean Basin

Audited figures

In thousands

	December		%
	2001	2000	Change
Subscriber Data			
Total Subscribers (1)	17,914	14,184	26.3%
Prepaid	12,537	9,396	33.4%
Contract	5,369	4,788	12.1%
Equity Subscribers	17,133	13,826	23.9%

In million Euros

	January - December		%	October - December		%
	2001	2000	Change	2001	2000	Change
Financial Data						
Revenues (2)	5,744.9	4,796.5	19.8%	1,527.6	1,209.6	26.3%
EBITDA (2)	2,726.5	1,790.6	52.3%	685.6	447.1	53.3%
EBITDA Margin (2)	47.5%	37.3%	10.1 p.p	44.9%	37.0%	7.9 p.p

(1) Includes Spain, Germany and Morocco.

(2) Excludes Medi Telecom because it is consolidated by the equity method.

Spain

T. Moviles Spain [1]

Audited figures

	December 2001	December 2000	% Change
			In thousands
Subscriber Data			
Total subscribers	16,793	13,669	22.9%
Prepaid	11,494	8,902	29.1%
Contract	5,299	4,767	11.2%
Equity Subscribers	16,793	13,669	22.9%

In million Euros

	January - December 2001	January - December 2000	% Change	October - December 2001	October - December 2000	% Change
Financial Data						
Revenues	5,736.0	4,796.5	19.6%	1,518.7	1,209.6	25.6%
EBITDA	2,816.3	1,790.6	57.3%	717.4	447.1	60.4%
EBITDA Margin	49.1%	37.3%	11.8 p.p	47.2%	37.0%	10.3 p.p

(1) Figures corresponding to the Spanish wireless operator, excluding Telefónica Móviles Intercontinental, S.A.

Telefónica Móviles España (TME) ended 2001 with nearly 16.8 million active customers, 23% more than at the end of 2000. Of the total customer base, 32% were contract customers and the remainder prepaid customers. This implies annual net adds of 3.12 million active customers. As a result, in 2001 TME consolidated its position as the leader of the Spanish cellular market, which ended 2001 with a penetration rate of 71.5% over a population of 41.5 million inhabitants. We would point out that the recovery staged in the Spanish market during the second half of the year has led to a significant growth in the Company net adds. TME's net adds in the second half of 2001 were 64% higher than in the first.

The growth of the customer base underscores the Company's success in controlling churn rates, which is particularly important in a context of progressive maturity of the market, when the potential for growth via new customers is more limited and the key to being a leading operator lies in efficiently maintaining and managing the customer base. In this regard, TME has shown a strong capacity to adapt to the new competitive environment, as borne out by the fact that the churn rate was 1.4 p.p. *lower in fourth quarter than in the same period the previous year, with a monthly churn* rate in the quarter below 1%. The annualized churn rate in 2001 was 13.7% vs. 29.6% in 2000, with no major differences between the contract and prepaid segments in the last few quarters. Also, the real economic impact of disconnections (measured by the economic churn) is lower than the conventional churn rate (measured by the number of connections) as the average usage of TME's customers who have disconnected was 35% lower than that of the company's total customer base in 2001.

The efforts made by the Company to develop a quality and highly competitive offering played a major part in the improving trend of usage ratios. Contract customers MOU rose further in the fourth quarter and increased 6% year-over-year for the whole of 2001, with total MOU for the Company close to stabilization. In absolute terms the Company's networks channeled more than 26.7 billion airtime minutes in 2001, an increase of 28.2% from 2000. The data and content business accounted for an increasingly large percentage of our customers' mobile communications. TME's networks channeled more than 6.3 million short messages (SMS) in 2001, 177% more than in 2000, with the penetration of this service by the end of the year reaching 56%. These figures underpinned a 21% increase in average monthly communications per customer (CPC) in 2001, with SMS representing with more than 36% of CPC in the year.

We would also highlight that the success of TME's new value-added services was largely behind the Company's decision to include in its business model third parties (content providers, information gatherers, developers, etc.) that contribute with added value to all the services offered and help to generate new applications that can provide additional sources of revenues. The new focus on the data business underpinned a sharp increase in the flow of traffic related with Value-

Added Services and Content. Of total SMS in fourth quarter, 38% was related to this type of services and applications.

All in all, data services revenue increased by 114% in 2001, accounting for more than 15% of total customer revenue in the fourth quarter.

As a result of all these factors, widespread improvement was seen in 2001 in all per customer revenue indicators. The year-over-year decline of ARPU was lower in the fourth quarter than in the third, extending the trend seen throughout 2001 and fuelling expectations of a reversal in the trend as growth of the customer base slows down.

In addition to the overall improvement in the main commercial and operating indicators, TME went to great lengths to control costs and maximize economies of scale.

This is clearly evidenced by the performance of subscriber acquisition costs (SAC), which has not been an obstacle for the Company to actively participate in the overall growth of the Spanish market last year and strengthen its competitive position. Cumulative per unit SAC in 2001 was 36% lower than in 2000. This underscores the success of the commercial approach adopted by TME in the first quarter of the year, whose main feature was the substitution of the traditional handset subsidies with a selective SAC policy. The percentage of funds allocated to capturing and increasing the loyalty of customers on total adjusted operating revenue (operating revenue excluding loyalty programs that affect this item) declined by 13 p.p. vs. 2000.

In December TME introduced a centralized handset procurement model, whereby it takes a pro-active role in the handset market to capture new customers and increase the loyalty of existing customers. This provides the company with clear competitive advantages, both in terms of the cost of acquiring handsets and of facilitating the technological transition in accordance with the interests of TME. However, this model has a negative impact, by undermining the EBITDA margin due to the sharp increase handsets' sales with a virtually nil direct margin, but it improves subscriber acquisition and loyalty costs paving the way for the Company to register higher absolute EBITDA than before. Also, there was a marked increase in revenue from handset sales relative to both the third quarter and in the same period the year before. This effect should be taken into consideration when analyzing the Company's performance in the coming quarters.

Adequate management of the customer base, strict control of costs, the constant pursuit of efficiency in the employment of resources and continued high productivity ratios put TME at the forefront in Europe in terms of operating and profitability margins.

Total operating revenues in 2001 were €5.736 billion, an increase of 19.6% over 2000. Operating revenues in the second half of the year were 15% higher than in the first, due mostly to the growth of handset sales, the Company's larger customer base and the seasonality of its business. The implementation of the centralized handset procurement model underpinned a significant increase in the contribution of handset sales to total operating revenue in the fourth quarter, to 12% from 3% in the third quarter.

Cumulative EBITDA at December 2001 was €2.816 billion, an increase of €1.026 billion or 57.3% on 2000, while EBITDA in the fourth quarter rose 60.4% from the same period the year before. Growth of EBITDA exceeded that of operating revenue in 2001 by 37 p.p., underscoring the results of the cost-control policy and the optimal use of TME's resources. The EBITDA margin for the year was above 49% (+12 p.p. vs. 2000), making TME one of the most profitable operators.

Total capex in 2001 was 25% lower than in 2000. Excluding the capex made in 2000 to obtain licenses, this decline would have been 14%. By leveraging economies of scale and optimizing capex, the company managed to reduce the weight of capex on operating revenue by more than 5 p.p. from 2000 to 13.6%, a clear indication of the improvement in the efficiency of TME's capex.

Lastly, TME ended December 2001 with 4,372 employees, with productivity ratios (lines, revenues and EBITDA per employee) far above the levels achieved in 2000, further showing that TME is one the most productive operators.

Rest of Europe

Group 3G, Telefónica Móviles' German subsidiary, began offering GSM/GPRS services at the end of November 2001 under the Quam brand name thanks to a national roaming agreement signed in April 2001 with E-Plus, which enabled the launch of GSM/GPRS services prior to the development of the UMTS network. Rollout of the 3G network is scheduled to begin in 2002 in accordance with the network sharing agreement with E-Plus.

After the initial difficulties in launching the campaign due to technical problems connecting with Germany's leading cellular operators, Group 3G resumed its commercial activities at the beginning of 2002. The operator has a wide range of fully operational products and services, thanks to the co-operation with Telefónica Móviles, as well as an innovative tariff structure for voice and data. By the end of 2001, Group 3G had a vast distribution network, with 15 own stores and several points of sale thanks to agreements with various distributors, including Debitel.

In Italy, shareholders in Ipse 2000, the consortium in which Telefónica Móviles has a 45.6% stake and winner of a UMTS mobile license, decided at the end of January 2000 to follow a business approach based on UMTS technology and services. The decision made by Ipse 2000's board of directors was based on the current situation of the market. Delaying the launch of operations until UMTS is available allows the Company to continue analyzing roaming and network sharing agreements that could significantly improve IPSE 2000's business plan.

Meanwhile, the company is reviewing its activities and structure so that they meet the needs of the new business model. IPSE 2000 has approved its 2002 budget, adapted to its new business model. IPSE 2000's shareholders have agreed that the Company will be initially financed with loans from shareholders. However, the lower size and decreased activity until the commercial launch of its operations will limit the project's financing requirements in the short term.

In Austria and Switzerland, the company is waiting to progress with roaming and network sharing agreements with other operators to assess the advisability of launching commercial operations.

All in all, start-up operations elsewhere in Europe, which did not register any material revenue in 2001, contributed with a combined EBITDA loss of €90 million. The operators in Germany, Austria and Switzerland were fully consolidated for the full year and IPSE 2000 for the first nine months of the year.

Morocco

At the end of December 2001, Médi Telecom had over 1.1 million active customers, more than double the previous year's figure and far exceeding the company's initial expectations. Its estimated market share rose 10 p.p. to 38%. Net adds in the fourth quarter amounted to over 220,000, the highest quarterly figure since the start-up of operations towards the end of March 2000.

With regard to Medi Telecom's financial results, on 14 January 2002 the Moroccan regulator modified the accounting procedures for termination revenues on calls from the incumbent operator. This prompted Medi Telecom to make a provision to adjust the revenue accrued under this item since it began operations to this new criteria. Up to this point, the revenue had been accrued in accordance with the initial criteria established by the regulator. Excluding this provision, Medi

Telecom would have generated positive EBITDA, meaning that it would have achieved its goal of reaching EBITDA breakeven in its second year of operations. Growth prospects for the Moroccan mobile telephone market, coupled with the competitive position achieved by Medi Telecom since market entry, bode well for significant growth in the company's customer base in the coming years, which will feed through positively to the Group's growth profile.

LATIN AMERICA

Latin America

Audited figures

	December 2001	December 2000	% Change
			In thousands
Subscriber Data [1]			
Total subscribers	10,124	7,656	32.2%
Prepaid	6,869	4,649	47.7%
Contract	3,255	3,007	*8.2%*
Equity Subscribers	7,453	5,389	38.3%

	January - December 2001	January - December 2000	% Change	October - December 2001	October - December 2000	% Change
			In million Euros			In million Euros
Financial Data [2]						
Revenues	2,686.0	2,574.1	4.3%	734.6	702.6	4.6%
EBITDA	683.9	697.2	-1.9%	158.5	165.5	-4.2%
EBITDA Margin	25.5%	27.1%	-1.6 p.p	21.6%	23.5%	-2.0 p.p

(1) 2001 figures include, from the third quarter, subscribers from northern Mexican operators. Includes total customers from all operators in which Telefónica Móviles holds an economic participation. Excludes Chile and Puerto Rico.

(2) The homogeneization of TCP's fiscal year to the rest of Group's subsidiaries does not generate significant variations in the financial statements if the fiscal year of the company would have be kept unchanged

Against a backdrop in 2001 of economic slowdown in Latin America and a sharp depreciation of some Latin American currencies vis-à-vis the US dollar, Telefónica Móviles' operators embarked on different strategic initiatives to adapt to the new operating environment. As a result, and bearing in mind the external factors beyond the control of these companies, the results obtained by the Latin American operators in local currency were more than satisfactory.

At the end of 2001, the customer base managed by Telefónica Móviles in the region was 11.9 million, equivalent to year-over-year growth of 32%. Net adds were 520,000 in the fourth quarter, 25% more than in the third quarter, in spite of the decrease in the Argentine customer base.

Throughout the year the companies focused on enhancing their image as innovators in their respective markets, launching new services for the corporate segment (MoviStar Corporativo), new types of prepaid cards and new data and SMS services. As a result, Telefónica Móviles' operators in Latin America are poised to perform well in 2002.

Brazil

TeleSudeste Celular, CRT Celular and TeleLeste Celular

Audited figures

	December 2001	December 2000	% Change
			In thousands
Subscriber Data			
Total subscribers	5,635	4,629	21.7%
Prepaid	3,729	2,786	33.8%
Contract	1,906	1,843	3.4%
Equity Subscribers	3,254	2,658	22.4%

	January - December 2001	January - December 2000	% Change (In million Euros)	% change in local currency	October - December 2001	October - December 2000	% Change (In million Euros)
Financial Data (1)							
Revenues	1,206.1	1,359.1	-11.3%	10.4%	295.2	376.5	-21.6%
EBITDA	448.4	475.1	-5.6%	17.5%	89.0	115.9	-23.2%
EBITDA Margin	37.2%	35.0%	2.2 p.p	2.2 p.p	30.1%	30.8%	-0.7 p.p

(1) Financial data excludes TeleLeste Celular.

At the end of 2001, the total customer base of TeleSudeste Celular, Celular CRT and TeleLeste Celular – the Brazilian operators managed by Telefónica Móviles- was 5.6 million, a year-over-year rise of 21.7%. Net adds rose sharply in the last quarter, which is typical of the Christmas season, registering the largest quarterly increase of the year with net adds of more than 336,000 (+42% vs. 3Q01).

Throughout 2001, the contract segment fared well, growing 3.4% from the previous year after the negative performance of 2000. This improvement was due to initiatives launched to increase customer loyalty, including the introduction of points-based loyalty programs.

The sharper focus on customer base management, with loyalty initiatives taking on a greater role, enabled the Brazilian operators to maintain their leadership positions and will be a key element of the operators' strategy as new competitors arrive in the market in 2002.

Turning to financial results, operating revenues by fully consolidated operators –TeleSudeste Celular and Celular CRT- grew by 10.4% in local currency. This growth is explained by the rise in customers (+22% in all), which partly offset lower ARPUs (-9.4% in local currency). Despite the year-over-year decline, the pace of ARPU decline eased throughout the year, holding up in the fourth quarter. The performance of ARPU was virtually the same as of MOU, the decrease in which is primarily explained by the inclusion of new prepaid customers with lower unit usage levels.

The total EBITDA, after management fees, of these two operators, in local currency, showed a 17.5% year-over-year increase, exceeding the growth of revenues by 7 p.p. This left the EBITDA margin at 37.2%, more than 2 p.p. higher than the year before. These performances are especially significant taking into account the depreciation of the Brazilian real against the dollar, which directly impacts handset costs –and therefore subscriber acquisition costs (SAC)- which was partially offset by the companies' efforts to improve operating efficiency. In the fourth quarter, the EBITDA margin reached 30.1%, slightly below the third quarter of the year owing to increased commercial activity, which countered the decline in SACs registered in the last two months of 2001.

We would also point out the substantial decrease in capex in 2001, of 25.9%.

As regards the development of the joint venture with Portugal Telecom, throughout 2001 several initiatives were carried out to pave the way for a rapid integration of the companies' operations in Brazil once the regulatory approval is given to set up the joint venture.

Telefónica Móviles

Mexico

T. Móviles Mexico	
Audited figures	In thousands
	December 2001
Subscriber Data	
Total subscribers	1,212
Prepaid	965
Contract	247
Equity Subscribers	1,187

	In million Euros	
	July - December 2001	October - December 2001
Financial Data		
Revenues	279.4	155.4
EBITDA	10.4	-3.7
EBITDA Margin	3.7%	-2.4%

Telefónica Móviles México ended 2001 with 1.212 million active customers vs. 1.103 million in the third quarter, which represents an increase of 9.9% in the period. Net adds in the fourth quarter were more than 150% higher than in the previous quarter.

We would highlight Telefónica Móviles México's customer accounting criteria, which are more stringent than those generally applied in Mexico.

The weighting of the contract segment on the total customer based remained at 20.4% despite the higher net adds of the prepaid segment during the Christmas season. Contract customers accounted for 36% of cumulative net adds in 2001 Also it is worth mentioning the high customer acceptance of the "Producto Ahorro," a mix between contract and prepaid designed especially for the Latin American markets, recently launched, which accounted for over 50.000 customers at the end of the year.

Efforts made by the Company to increase customer loyalty after Telefónica Móviles assumed management in March 2001 are underscored by the considerable reduction in the churn rate, which in the fourth quarter extended the trend of previous quarters to end the year 3.4 p.p. lower than at the beginning of the year. The implementation and management of specialized platforms to retain customers and increase their loyalty differentiate Telefónica Móviles México from the rest of the Mexican operators.

Meanwhile, the launch of the Telefónica Movistar brand name in October allowed the four existing brands to be unified under a single brand name, thereby improving the positioning of these operators. They capitalized on the Christmas season to advertise the features of the brand, obtaining satisfactory results as borne out by the growth of net adds.

Centralization and standardization of IT systems from the start of 2002 signal a further step by the company to enhance operating efficiency. In this respect, we would point out the improvement in the productivity ratios achieved by the end of the year after the 40% headcount reduction made since Telefónica Móviles took over the management of these operators.

Also, the design and plans for initiatives aimed at improving the quality of its services, primarily affecting systems, network and customer areas, were finalized towards the end of the year. These are expected to have a major impact on reducing the churn rate and guaranteeing revenues.

As regards Telefónica Móviles subsidiaries in Mexico's financial results for the second half of 2001 in local currency –the operators were consolidated for the first time by the full integration method from July 2001- we would highlight the 17% increase in operating revenues in the fourth quarter on the third, underpinned by the growth in total customer numbers and higher ARPUs (+8% in local currency). Telefónica Móviles México has the highest ARPUs of all of Mexico (280 Mexican pesos in 2001).

The higher revenues in the quarter did not feed through the EBITDA due to the increased commercial activity during the period and higher advertising costs –as a result of the Christmas campaign and the implementation of a single brand for all the Mexican operators. Consequently, the EBITDA margin for the second half of the year was 3.7%.

Argentina

TCP

Audited figures

In thousands

	December 2001	December 2000	% Change
Subscriber Data			
Total subscribers	1,794	1,757	2.1%
Prepaid	1,189	1,076	10.6%
Contract	605	681	-11.2%
Equity Subscribers	1,757	1,720	2.1%

In million Euros

	January - December 2001	January - December 2000	% Change	% change in local currency	October - December 2001	October - December 2000	% Change
Financial Data (1)							
Revenues	724.9	773.7	-6.3%	-9.1%	162.0	212.0	-23.6%
EBITDA	109.0	107.2	1.7%	-1.3%	39.9	11.6	n.s.
EBITDA Margin	15.0%	13.9%	1.2 p.p	1.2 p.p	24.6%	5.5%	19.2 p.p

(1) The homogeneization of the company's fiscal year to the rest of Group's subsidiaries does not generate significant variations in the financial statements if the fiscal year of TCP would have be kept unchanged

TCP's operating and financial performance in 2001 was impacted by Argentina's macroeconomic situation. The slowdown in the growth of the cellular market throughout the year, especially in the second half, caused the number of mobile customers in the country to decrease in the last quarter of the year–which ended in December- with the penetration rate ending 2001 at March levels (19%). This trend, which was the result of reduced commercial activity and the regularization of some operators prepaid customer numbers, was reflected by TCP's active customer base, which at the end of the year reached 1.8 million, virtually unchanged from the previous year. Nonetheless, TCP is still Argentina's second largest cellular operator by number of customers, with an estimated 25% share of the market. Despite the deterioration of the Argentine economy, traffic levels in the fourth quarter were in line with that of the third.

Throughout the year the company carried out several initiatives aimed at adapting its cost structure to the operating environment. SACs were reduced –thanks to both lower handset subsidies and fewer traffic promotions- while productivity levels were increased, with the company achieving a ratio of 1,430 connections/employee compared with 930 in 2000.

Regarding TCP's bad debt level, it does not reflects significant changes in last months, thanks to the weight of the prepaid segment, which in December 2001 accounted for 66% of its total customer base.

TCP's operating revenues in local currency in the January-December 2001 period declined 9% year-over-year, mostly due to lower traffic, the reduction in call termination rates and the drop in handset sales. Operating revenue in the fourth quarter was 7.4% lower than in the third due mostly to the stagnation of the customer base. Revenue from mobile communication services was unchanged in the fourth quarter from the third, underpinned by the growth of prepaid traffic sales.

Operating expenses reported in local currency declined 30% from 2000, falling 66.2% versus the fourth quarter of 2000. This improvement is the result of efforts to control costs, as well as to the lower growth in gross adds, along with a decline in personnel, advertising expenses and a decrease in network costs.

As a result of the performance of revenues and the tight control over costs, EBITDA for 2001 fell just slightly more than 1% in local currency on the back of lower revenues, with the EBITDA margin for the year reaching 15%, an increase above 1 p.p. versus 2000.

Finally, we would point out TCP's efforts to adapt capex to market conditions, with capex in the year falling by 71.6% from 2000.

Peru

T. Moviles Perú

Audited figures

	December 2001	December 2000	% Change (In thousands)
Subscriber Data			
Total subscribers	1,087	898	21.0%
Prepaid	863	682	26.6%
Contract	224	217	3.5%
Equity Subscribers	1,065	837	27.3%

	January - December 2001	January - December 2000	% Change (In million Euros)	% change (1) in local currency	October - December 2001	October - December 2000	% Change (In million Euros)
Financial Data (1)							
Revenues	276.7	247.5	11.8%	8.5%	65.0	61.6	5.6%
EBITDA	89.3	89.9	-0.7%	-3.6%	22.2	26.7	-16.9%
EBITDA Margin	32.3%	36.3%	-4.1 p.p	-4.1 p.p	34.1%	43.3%	-9.2 p.p

(1) Percentage change in US dollars.

Telefónica Móviles Perú ended 2001 with 1,087,152 active customers, 21% more than in 2000, with a 7% increase in net adds in the fourth quarter of the year on the third. Telefónica Móviles Perú maintained its leadership position in the Peruvian market in 2001, with an estimated market share of 61.9% and an estimated 39.7% share of net adds, despite the increase in the number of players in the market since the beginning of the year.

At the end of the year, the prepaid segment accounted for 79.4% of the total customer base (+3.5 p.p. from the end of 2000). However, we would highlight the growth in the contract customer base, 3.5% in 2001 and 6.7% in the fourth quarter versus the third.

In the fourth quarter of 2001, Telefónica Móviles Perú continued to broaden its range of business products and services, reinforcing its competitive positioning in this segment. This fed through to a 66% increase in the number of connections of corporate customers. The company also stepped up its customer loyalty campaigns, resulting in a substantial reduction in churn rates, especially in the contract segment.

Turning to financial results, Telefónica Móviles Perú recorded an 8.5% year-over-year increase in operating revenues in dollars, fuelled primarily by a rise in customer numbers, which offset the lower ARPUs as a result of the change in the customer mix and price decreases on the back of stiffer competition. However, ARPUs showed a positive performance in the year's fourth quarter, with a slight increase relative to the third.

The increased commercial activity in 2001, with major efforts in marketing, sales and customer loyalty to face increased competition, was reflected in the performance of the Company's EBITDA margin, which reached 32.3%, slightly below the previous year. However, the trend shows a clear improvement since the beginning of the year. The EBITDA margin in the fourth quarter of the year reached 34.1% compared with 28.1% in the first quarter, despite obtaining 2.5x higher net adds in the fourth quarter versus the first quarter. In absolute terms, EBITDA in 2001 in dollars declined by 3.6% year-over-year due to commercial efforts.

The Company made further strides last year in capex optimization, achieving a capex/revenues ratio of 13.3%, 6.9 p.p. lower than in 2000.

Chile

At the end of 2001, Telefónica Móvil, a subsidiary of Telefónica CTC Chile managed by Telefónica Móviles, had a customer base of 1.57 million active customers, with a year-over-year growth of 28.2%.

Regarding the company's financial performance in 2001, we would highlight the positive trend of adjusted EBITDA margin, which reached 29% in the fourth quarter of the year versus 10% in the same period of 2000 and 38% in the previous quarter. The performance of the fourth quarter over the third quarter is explained by the 38% growth in net adds.

Guatemala and El Salvador

TEM Guatemala and TEM El Salvador

Audited figures

In thousands

	December 2001	December 2000	% Change
Subscriber Data			
Total subscribers	395	372	6.2%
Prepaid	123	106	15.8%
Contract	273	266	2.4%
Equity Subscribers	190	174	9.0%

In million Euros

	January - December 2001	January - December 2000	% Change	October - December 2001	October - December 2000	% Change
Financial Data						
Revenues	198.9	193.8	2.6%	57.1	52.5	8.7%
EBITDA	26.8	25.0	6.9%	11.2	11.3	-0.8%
EBITDA Margin	13.5%	12.9%	4.2%	19.6%	21.4%	-1.9 p.p

The customer base of Telefónica Móviles' subsidiaries in Guatemala and El Salvador was 395,397 at the end of 2001, 6% more than at December 2000, in line with the moderate growth of the cellular telephone markets in both countries.

Operating revenue generated by Telefónica Móviles' subsidiaries in this region, in euros, rose close to 3% year-over-year.

Combined EBITDA was €26.8 million, with both companies registering positive EBITDA. The EBITDA margin for the year reached 13.5%, marking an outstanding improvement in relation to the start of the year, when the EBITDA of these operators turned negative due to the economic situation of these countries.

It should be noted that both companies companies' financial statements include the negative effects of the natural disasters that have taken place throughout the year.

Puerto Rico

Movistar Puerto Rico, the wireless operator managed by Telefónica Móviles, had 187,146 active customers at the end of 2001, a year-over-year increase of 25.3%, compared with the overall 7% growth of the market. Of the total customer base, 47% were prepaid customers.

HORIZONTAL BUSINESSES

In December 2001 **Terra Mobile** announced a shift in its business model towards the technological development of mobile telephony, aimed at significantly reducing costs, taking greater advantage of synergies and concentrating activities in the most important markets (Spain, Germany and the UK). This has led to a reduction of over 50 % in headcount in order to adapt the company's size to the new environment. The process was completed satisfactorily in 2001.

After interrupting its activities in Scandinavia, in the fourth quarter of 2001 the Company wrote off part of the goodwill arising from the acquisition of Iobox, in proportion to its assets in this region, amounting to €3.3 million.

Terra Mobile ended 2001 with over 5.8 million registered users, 98% more than at December 2000. Germany, which now has approximately 1.6 million registered users, representing 27% of the total.

As a result of changes in Terra Mobile's shareholder structure, this company was fully consolidated from the fourth quarter of 2001, contributing a negative EBITDA of €15.9 million in the period. The company estimates that its new business model will lead to significantly lower losses in 2002.

As for the rest of the horizontal business and the companies involved, 2001 results of Mobipay España, Mobipay International and m-Solutions, were insignificant, both in terms of revenues and EBITDA, and had no material impact on the Group's financial statements. As regards Mobipay International, we would highlight the change in its shareholder structure, with the entry by two other cellular operators in Spain (Vodafone and Amena), which together with Telefónica Móviles S.A. control 45% of the company. The remaining 55% is controlled by BBVA and SCH.

Telefónica Móviles

Consolidated Combined Proforma Income Statement

Audited figures

	January - December 2001	January - December 2000	% Change	October - December (3) 2001	October - December (3) 2000	% Change
	In million Euros			In million Euro		
Operating revenues	**8,411.1**	**7,401.2**	**13.6**	**2,242.6**	**1,925.9**	**16.4**
Operating expenses	(4,999.7)	(4,943.2)	1.1	(1,385.7)	(1,339.4)	3.5
Supplies	(1,862.1)	(1,793.8)	3.8	(559.1)	(510.1)	9.6
Personel expenses (1)	(533.8)	(341.8)	56.2	(179.0)	(100.2)	78.7
Subcontract and taxes	(2,603.8)	(2,807.6)	(7.3)	(647.5)	(729.1)	(11.2)
Other net operating income (expense)	(77.7)	(6.6)	n.s.	(52.5)	(2.2)	n.s.
EBITDA	**3,333.7**	**2,451.4**	**36.0**	**804.4**	**584.3**	**37.7**
Depreciation and amortization	(1,258.2)	(1,039.5)	21.0	(312.6)	(297.1)	5.2
Operating profit	**2,075.5**	**1,411.9**	**47.0**	**491.8**	**287.2**	**71.2**
Profit from associated companies	(119.2)	(97.0)	22.9	(23.2)	(28.9)	(19.9)
Financial income (expense), net	(328.1)	(296.1)	10.8	(91.5)	(76.3)	20.0
Amortization of goodwill	(53.8)	(29.5)	82.6	(23.4)	(7.7)	205.0
Extraordinary income (expense), net	(100.7)	(58.2)	73.2	(22.8)	(49.5)	(54.0)
Income before taxes	**1,473.8**	**931.2**	**58.3**	**330.9**	**124.8**	**165.1**
Income taxes	(628.8)	(319.9)	**96.5**	(133.4)	(30.9)	n.s.
Net income before minority interests	**845.0**	**611.2**	38.2	**197.5**	**94.0**	**110.3**
Minority interests	48.4	(20.6)	n.s.	25.7	9.5	170.0
Net income	**893.4**	**590.6**	**51.3**	**223.2**	**103.5**	**115.7**
Outstanding shares (million) (2)	**4,289.1**	**4,064.0**	**5.5**	**4,289.1**	**4,064.0**	**5.5**
Net income per share	**0.21 €**	**0.15 €**	**43.3**	**0.05 €**	**0.03 €**	**104.4**

(1) The increase in personnel expenses in 4Q01 vs. 4Q00 is mainly due to the incorporation of the workforce of Telefónica Móviles subsidiaries in Mexico and in the European start-ups.

(2) Number of shares at the end of the period, including the capital increases to transfer the Mexican operators, Norcel, Bajacel, and Cedetel from the third quarter of 2001, as well as the capital increase corresponding to Telefónica Móviles SA employees' stock options plan, reflected from the fourth quarter of 2001.

(3) The homogeneization of TCP's fiscal year to the rest of Group's subsidiaries does not generate significant variations in the financial statements if the fiscal year of the company would have be kept unchanged

Telefónica Móviles

Combined Consolidated Proforma Balance Sheet

Audited figures

In million Euros

	December 2001
Long term assets	18.198,4
Start up expenses	453,0
Intangible net assets	10.827,6
Fixed net assets	5.244,4
Investments	1.673,4
Goodwill	1.111,8
Deferred expenses	34,4
Current assets	5.569,5
Inventories	217,0
Accounts receivable	2.171,8
Short term investments	3.076,2
Cash and banks	71,4
Other	33,0
Assets = Liabilities & Shareholders' equity	**24.914,1**
Shareholders' equity	7.397,5
Minority interests	1.198,3
Deferred income	125,8
Provisions for risks and expenses	30,7
Long term accrued taxes payable	120,6
Long term debt	5.279,3
Short term debt including current maturities	7.929,7
Other creditors	2.832,2

For more information:

Investor Relations Department
Paseo de Recoletos 7-9 – 2ª Planta. 28004 – Madrid
Tel: 91 – 423 40 27. Fax: 91 – 423 40 20
E-mail: **garcialegaz_m@telefonicamoviles.com**
sanroman_a@telefonicamoviles.com
delosreyes_r@telefonicamoviles.com

www.telefonicamoviles.com/ir

Telefónica

Móviles

www.telefonicamoviles.com

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TITLE: /var/spool/dpw/dos/ntspool/88d522f2.026queued

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÓNICA MÓVILES, S.A.

By: /s/ Luis Lada
Name: Luis Lada
Title: President

Date: February 28, 2002

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÓNICA MÓVILES, S.A.

By: /s/

Name: LUIS LADA

Title: CHAIRMAN & CEO

Date: February 28, 2002